UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tweeter Home Entertainment Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

901167106

(CUSIP Number)

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, Nevada 89117
(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901167106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment (“Amendment No. 3”) is being jointly filed by Mark J. Wattles and Wattles Capital Management, LLC (“WCM”) pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Wattles and WCM are together referred to as the “Reporting Persons.”

This Amendment No. 3 amends the Schedule 13D originally filed with the Commission on August 8, 2005, as amended by Amendment No. 1 dated August 16, 2005 and Amendment No. 2 dated August 29, 2005 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by Amendment No. 3, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 3 are defined in the Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

Reporting Persons acquired the Shares for investment purposes.

By letter dated August 16, 2005, Reporting Persons proposed to the board of directors of the Issuer that the Issuer consider raising additional capital through the sale of equity or other securities, and Reporting Persons expressed an interest in providing, under the appropriate circumstances, such additional capital.

By letter dated August 26, 2005, Reporting Persons requested that the Issuer consider for submission to the Issuer’s stockholders at the 2006 annual meeting of stockholders two proposals that Reporting Persons believe are in the best interest of the Issuer’s stockholders.  The first was a proposal to terminate the Issuer’s stockholder rights plan or “poison pill.”  The second was a proposal to eliminate the provision of Issuer’s certificate of incorporation that provides for a staggered board of directors.  Reporting Persons requested that the Board of Directors of the Issuer submit these proposals to the Issuer’s stockholders or that the Board take action on its own to effectuate the changes proposed by the Reporting Persons.

On December 11, 2006, Reporting Persons sold all of the Shares in a private sale.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer
(a) — (b) Following the sale of all of the Shares by Reporting Persons on December 11, 2006, Reporting Persons no longer beneficially own any shares of the Issuer’s Common Stock.
(c) As reported in Item 4 above, on December 11, 2006, Reporting Persons sold all of the Shares in a private sale at a price per share equal to $2.17.
(d) Not applicable.
(e) Reporting Persons ceased to be beneficial owners of any Shares on December 11, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2006

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles